UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A Publicly Listed Company
CNPJ nº 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO THE MARKET

São Paulo, January 4, 2010 – Fibria Celulose S.A. (Bovespa: FIBR3 | NYSE: FBR) has completed two export prepayment transactions, involving a first tranche of US$750 million, for a term of 5 years (3 year grace period), and a second of US$425 million, for a 7-year term (grace period of 5 years). The funds were received on December 28, 2009.

These transactions represented another stage of the company’s Liability Management Plan, which began with the sale of the Guaíba Unit for US$1.43 billion, followed by a US$ 1 billion bond issue. The Plan aimed to optimize the company’s capital structure and harmonize the scheduled amortization of Fibria’s debt, which enabled the debt in relation to derivative operations to be reduced to less than 20% of the original amount.

From the approximately US$3.6 billion raised under the Plan, US$2.1 billion were used to pay in advance the derivative debt in December 2009. The balance will be used to refinance part of the debt coming due in 2010 and 2011. Simultaneously, the company has concluded the negotiations to align the terms of the derivative debt with those of its other existing contracts, thereby eliminating a number of restrictive conditions previously prevailing in the derivatives contract. These measures, together with Fibria’s cash generation, will enable the company to take advantage of growth opportunities, while at the same time recovering its investment grade rating.

MARCOS GRODETZKY
Investor Relations Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: January 4, 2010	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer